SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                                 UNI-MARTS, INC.
                              -------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.10
                         ------------------------------
                         (Title of Class of Securities)

                                   904571-30-4
                              -------------------
                                 (CUSIP Number)

                                December 8, 2000
                      -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)
                  [ X ]     Rule 13d-1(c)
                  [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 5 Pages

CUSIP NO. 904571-30-4                 13G                      Page 2 of 5 Pages

1        Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

                  Getty Petroleum Marketing Inc.
                  IRS Employer ID # 11-3339235

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [   ]
                                                b.       [  ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Maryland

                            5             Sole Voting Power
                                                  442,700
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                        0
    Each
Reporting                   7             Sole Dispositive
    Person                                        442,700
    With
                            8             Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    442,700

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.31%

12       Type of Reporting Person*

                  CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Item 1(a)         Name of Issuer:

                  Uni-Marts, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  477  East   Beaver   Avenue,   State   College,   Pennsylvania
16801-5690.

Item 2(a)         Name of Person Filing:

                  This  statement  is being  filed on behalf of Getty  Petroleum
                  Marketing  Inc.,  a  Maryland   corporation   (the  "Reporting
                  Person").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of the Reporting Person is 125 Jericho Turnpike, Jericho, New York 11753.

Item 2(c)         Citizenship:

                  The Reporting Person is a Maryland corporation.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.10 (the "Shares").

Item 2(e)         CUSIP Number:

                  904571-30-4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 8, 2000, the Reporting Person may be deemed the beneficial owner of 442,700 Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 6.31% of the total number of Shares outstanding.

                                                               Page 4 of 5 Pages


Item 4(c) Number of shares as to which such person has:

          (i)     Sole power to vote or to direct the vote:              442,700

          (ii)    Shared power to vote or to direct the vote:                  0

          (iii)   Sole power to dispose or to direct the disposition of: 442,700

          (iv)    Shared power to dispose or to direct the disposition of:     0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 20, 2000           GETTY PETROLEUM MARKETING INC.


                                   By /s/  Samuel M. Jones
                                      ---------------------------------
                                      Name: Samuel M. Jones
                                      Title:  Vice President and General Counsel